Exhibit 8

The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

Info@StilwellGroup.com

May 5, 2021

Dear Fellow PFBX Owner,

Just how did “certain key executives and directors” acquire the grotesque sum of $18 million that sits on PFBX’s balance sheet as a liability? Since the Company disclosures are so spotty, it would be great for the insiders to spell out just what they’ve been doing. Nevertheless, working with the little information made public, here’s our educated guess as to how the insiders got that $18 million from our Company.

Page 22 of the Company’s proxy states that the Directors’ Deferred Income Plan pays the insiders 10% ANNUALLY on fees they defer. If that’s how they all got so much of the Company’s money, they should hang their heads in shame and not show their faces in Biloxi ever again. To extract 10% annually, when you are supposedly a fiduciary, is repugnant.

So, directors and insiders, why don’t you spell out the precise amounts of who’s getting what, how those payments have been justified, and let us know how you all square that with the sacred trust that directors have over shareholder interests? And are you really paying yourselves 10%, year after year?

I suspect that everyone in Biloxi would be interested to hear what you have to say.

Sincerely,

Megan Parisi
MParisi@StilwellGroup.com
(917) 881-8076

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